S ION

19006454

SEC Mail Processing Section MAR 0 1 2019 Washington DC 408

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-24024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Driehaus Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 East Erie Street
(No. and Street)

Chicago	**Illinois**	**60611**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Kurinsky **(312)-587-3800**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert M. Kurinsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Driehaus Securities LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer and Treasurer
Title

Notary Public

STELLA BASOUKEAS
Official Seal
Notary Public - State of Illinois
My Commission Expires Jul 17, 2021

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding Determination of Reserve Requirements Pursuant Rule 15c3-3.
- ☐ (i) Statement Regarding the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Driehaus Securities LLC
(A Delaware Limited Liability Company)

Statement of Financial Condition

December 31, 2018

Contents

Report of Independent Registered Public Accounting Firm

To the Members of
Driehaus Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Driehaus Securities LLC (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2002.
Chicago, Illinois
February 27, 2019

Driehaus Securities LLC

Statement of Financial Condition

December 31, 2018

ASSETS:		
Cash and cash equivalents	$	7,843,813
Due from affiliates		1,469,223
Prepaid expenses		38,571
Total assets	$	9,351,607
LIABILITIES AND MEMBERS' EQUITY:		
LIABILITIES:		
Payable to intermediaries	$	733,967
Due to affiliate		104,391
Accounts payable and accrued liabilities		65,094
Total liabilities		903,452
MEMBERS' EQUITY		8,448,155
Total liabilities and member's equity	$	9,351,607

See accompanying notes.

Driehaus Securities LLC

Notes to Statement of Financial Condition

December 31, 2018

1. Organization and Significant Accounting Policies

Driehaus Securities LLC (the Company) is a Delaware limited liability company organized on October 5, 2005. The Company is the surviving entity of a merger on January 1, 2006, with Driehaus Securities Corporation, a Delaware S-Corporation organized on June 22, 1979. The Company's members are Driehaus Capital Holdings LLLP and RHD Holdings LLC. The Company is a registered limited purpose broker-dealer with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company serves as the distributor of the Driehaus Mutual Funds and Driehaus limited partnerships and provides marketing and placement services to its affiliate, Driehaus Capital Management LLC (DCM), a registered investment adviser, in connection with private funds and other investment products advised by DCM.

The following is a summary of significant accounting policies followed by the Company in the preparation of its statement of financial condition.

a. The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

b. Cash equivalents consist of money market mutual funds valued at reported net asset value and short-term highly liquid investments having a maturity of 90 days or less at the time of purchase.

c. The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values.

The Company is subject to fair value accounting standards that define fair value, establish the framework for measuring fair value, and provide a three-level hierarchy for fair valuation based upon the inputs to the valuation as of the measurement date.

1. Organization and Significant Accounting Policies (continued)

The three levels of the fair value hierarchy are as follows:

- Level 1 – quoted prices in active markets for identical securities
- Level 2 – significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the Company's fair value hierarchy for financial instruments valued at fair value as of December 31, 2018:

Valuation Inputs	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market mutual funds	$7,456,162	$ –	$ –	$7,456,162

There were no Level 3 assets and no transfers between levels during the year ended December 31, 2018.

2. New Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-13 *Changes to the Disclosure Requirements for Fair Value Measurement*, which modifies disclosure requirements for fair value measurements. The guidance is effective for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. The Company early adopted these changes and there was no significant impact on the statement of financial condition and accompanying notes.

2. New Accounting Pronouncements (continued)

In May 2014, the FASB issued Accounting Standards Codification (ASC) No. 2014-09 *Revenue from Contracts with Customers* (Topic 606) (ASU 2014-09), which supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures. The Company has identified its revenues and costs that are within the scope of the new guidance, and the Company did not identify any changes to the timing or measurement of revenue for such contracts. The Company elected to adopt the new guidance using the modified retrospective approach applied to all contracts as of the date of initial application at January 1, 2018. Electing the modified retrospective approach resulted in no cumulative effect adjustment to the opening balance of members' equity at the date of initial application.

In February 2016, FASB issued ASU 2016-02 *Leases* (ASU 2016-02). This ASU will supersede the guidance in ASC Topic 840 *Leases*. Under ASU 2016-02, for lease arrangements exceeding a 12-month term, a lessee will be required to recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee will not significantly change from current U.S. GAAP. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. The Company performed an in-depth analysis of its contracts and determined there were no lease arrangements within the scope of the new standard. The Company adopted the new standard effective January 1, 2019 using a modified retrospective approach.

3. Income Taxes

The Company is considered a partnership for federal income tax purposes. Therefore, no provision for federal income taxes has been made because the taxable income or loss of the Company is included in the income tax returns of the members.

The Company is subject to Illinois state replacement tax at a rate of 1.5% of its taxable income. However, because both of the Company's members are themselves subject to Illinois state replacement tax, the Company has no Illinois state replacement tax liability, and no provision for state replacement taxes has been made.

3. Income Taxes (continued)

FASB's ASC 740 *Income Taxes* (*Tax Statement*) requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has evaluated all tax positions and has determined that no liability for tax or related interest and penalties is required to be recorded in the statement of financial condition as of December 31, 2018. In addition, no such liabilities are expected in the next 12 months. The Company files tax returns with the U.S. Internal Revenue Service and the state of Illinois. The tax years 2015 through 2018 remain subject to examination by taxing authorities.

4. Related Parties

Richard H. Driehaus is the Chairman of the Company. Richard H. Driehaus is also the Chairman of DCM. The Company and DCM have entered into an Expense Allocation and Services Agreement (Agreement) whereby the Company provides marketing and placement services to DCM.

For these services, DCM compensates the Company based on industry rates and practices for comparable services, but in an amount that is no less than the direct expenses and any shared expenses, as outlined in the Agreement dated January 1, 2011, allocated by DCM to the Company. At December 31, 2018, receivables due from DCM of $730,263 for the marketing and placement services was included in due from affiliates in the statement of financial condition.

The Company pays fees to intermediaries who provide shareholder administrative and/or sub-transfer agency services to the Driehaus Mutual Funds. The Company is fully reimbursed for these fees under the terms of two agreements: (i) a fee reimbursement agreement under which certain Driehaus Mutual Funds reimburse the Company for certain service fees and (ii) the Agreement with DCM. At December 31, 2018, the amount receivable from Driehaus Mutual Funds and DCM was $333,555 and $405,405, respectively. These amounts are included in due from affiliates in the statement of financial condition.

Per the Agreement, DCM provides to the Company certain services, facilities, equipment, and personnel necessary for the operation of the Company's business, in addition to office space and associated services. Expenses for these services are allocated between the Company and DCM as outlined in the Agreement. Additional expenses may be paid by DCM and then reimbursed by the Company. These related-party allocations and transactions may result in an intercompany payable, pending reimbursement. At December 31, 2018, there were payables due to DCM for these shared expenses totaling $104,391 included in due to affiliate in the statement of financial condition.

4. Related Parties (continued)

The Company sponsors two defined contribution plans (the Plans) covering all eligible employees of the Company and adopting employers. The Company and adopting employers may elect to match employees' contributions and make further discretionary contributions to the Plans, subject to certain limitations as set forth in the Plan agreements and the Internal Revenue Code. DCM, an adopting employer of the Plans, allocates a portion of such employer contributions to the Company pursuant to the Agreement. At December 31, 2018, there was no payable due to DCM for the allocation.

5. Net Capital Requirement

The Company is subject to the SEC *Uniform Net Capital Rule* (Rule 15c3-l) under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain minimum net capital equal to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change daily. At December 31, 2018, the Company had net capital of $6,791,238 which was $6,731,008 in excess of its required net capital of $60,230. At December 31, 2018, the percentage of aggregate indebtedness to net capital was 13%.

The net capital rules may effectively restrict the payment of equity withdrawals.

6. Indemnifications

Consistent with standard business practices, the Company has provided general indemnification to affiliates, associates, employees, or agents when it acts, in good faith, in the best interest of the Company. The Company expects the risk of having to make any payments under these general business indemnifications to be remote.

7. Subsequent Events

Management has evaluated events or transactions through the date the statement of financial condition was issued, and has determined there are no subsequent events that require recognition or disclosure in the statement of financial condition.

Report of Independent Registered Public Accounting Firm

The Members
Driehaus Securities LLC

We have reviewed management's statements, included in the accompanying Driehaus Securities LLC's Exemption Report, in which (1) Driehaus Securities LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k):(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2018 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Chicago, Illinois
February 27, 2019

DRIEHAUS SECURITIES LLC

Driehaus Securities LLC's Exemption Report

Driehaus Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Driehaus Securities LLC

I, Robert Kurinsky, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Chief Financial Officer and Treasurer

February 27, 2019

25 East Erie Street, Chicago, Illinois 60611-2703 USA • Telephone: (312) 587-3800, (800) 688-8819 Fax: (312) 587-3840